2020 First Quarter Results Exhibit 3

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Tightly controlled work environments Not open to the general public Most work done in the outdoors Low personnel density Strict health and safety standards Construction is a safe and essential industry Can be performed with high degree of safety Significant economic and social contribution Important percentage of GDP Provides infrastructure requirements Fundamental engine to reactivate growth Keeps and creates employment Maintains society’s well being

Construction industry considered an essential activity in most of our operations Europe Construction industry considered essential in all countries where we have operations Spain restarted operations after 2-week shutdown AMEA Stoppage of Solid cement plant in the Philippines No significant impact, so far, in Egypt and Israel SCA&C Several countries announced lockdowns Some countries allowing construction activities to restart for specific public and private projects United States Construction considered essential in all markets where we operate Mexico Cement considered an essential activity Construction industry with restrictions: essential infrastructure projects and retail activity continue

Focused on three main priorities during these challenging times Protect the health and safety of our employees and their families, customers, suppliers and communities Support our customers and leverage CEMEX Go for a digital and substantially low-touch experience Protect the future of our Company

Monitoring development of COVID-19 Leveraging information from health organizations and authorities Stricter hygiene protocols in all operations Modified processes to implement physical distancing Working remotely, where possible Restricted work-related travel Enhanced internal information campaigns Supporting our communities Health and safety is our number one priority

Adopted measures designed to maintain business continuity Salesforce and service centers enabled with remote-work tools and capabilities Sharing best practices with clients Leveraging on CEMEX Go to support our clients at a distance ~90% of our customers worldwide using platform Committed to supporting our customers Can be done digitally and/or remotely Contact CEMEX CEMEX Go helps provide a virtual and safe customer journey Negotiate prices & quote Become a customer Request credit Place an order Receive products & services Receive Invoices Pay Support & assistance

Voluntary waiver or deferral of salaries and fees for the next three months in several layers of the organization Reducing total capex by US$400 million, a 60% reduction in rest-of-year uncommitted spending Adjusting production and inventory levels to market conditions Monitoring demand and market positions in our operations Implemented measures to strengthen our cash position Drew down US$1.45 billion under our revolving credit facility and other credit lines Suspended share repurchase program for rest of year Will not pay dividends in 2020 Initiated request for amendment of leverage and coverage ratios under Facilities Agreement to increase margin for compliance Protecting the future of our Company

Significantly improved cash position by end of 1Q20 Cash and cash equivalents as of 4Q19 Payment of convertible notes Withdrawal of revolving credit facility and other credit lines Proceeds from divest-ments1 Free cash flow deficit in 1Q20 Withdrawal of revolving credit facility and other credit lines in April Pro-forma cash and cash equivalents as of 1Q20 Cash and cash-equivalents variation Millions of U.S. dollars 1 Proceeds from the divestment of Kentucky Cement Plant and related assets in the US for US$499M

Impact of COVID-19 during March; timing and magnitude different for each country in our portfolio COVID-19 Transmission Cycle1 1Q20 March 2020 Mexico 2% 1% United States 10% 2% Europe 1% (7%) Colombia (15%) (36%) Philippines (4%) (23%) Cement volumes (YoY2 % var) 1 Based on CEMEX Economics analysis with data up to April 22, 2020 2 YoY: year over year, comparison with the same period in the previous year Time Variation in new cases

Improved sales and EBITDA1 despite impact of COVID-19 during March Net sales Operating EBITDA Operating EBITDA margin Free cash flow after maintenance capex (0.3 pp) 36% +2% l-t-l +1% l-t-l Millions of U.S. dollars 1 On a like-to-like basis

A Stronger CEMEX plan substantially completed, post COVID-19 measures in progress Initiatives Targets Asset sales US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction US$170M in 2019 US$200M in 2020 Total debt plus perpetuals reduction US$3.5B by 2020 2019 cash dividend US$150M in 2019 Given challenging conditions, do not expect to reduce debt as originally planned Under review

Mexico: cement volume growth driven by bagged-cement demand Bagged cement demand drove cement volume improvement during 1Q20 Higher LC prices in our products reflecting beginning-of-year price increases EBITDA margin decline mainly due to higher raw-material costs in ready mix and higher freight costs Millions of U.S. dollars

United States: strong volumes and prices led to double-digit growth in sales and EBITDA Continuation of demand momentum coupled with favorable weather conditions Increase in volumes driven by residential and infrastructure Stable pricing on our products sequentially Improved EBITDA margin due primarily to better volumes and pricing, as well as lower energy costs Millions of U.S. dollars

Europe: strong volume and price dynamics in Central Europe Cement volumes with solid growth in Central Europe partially offset by declines in UK and Spain Significant deceleration in construction activity in France, Spain and the UK during March impacted by COVID-19 Regional prices in LC terms for our products up sequentially and on a year-over-year basis Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates Millions of U.S. dollars

Favorable pricing dynamics in the region, despite demand conditions Government measures to contain the spread of COVID-19 significantly impacted performance Increase in EBITDA margin despite declines in volumes South, Central America and the Caribbean: improved pricing despite challenging demand conditions Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates Millions of U.S. dollars

Asia, Middle East and Africa: strong EBITDA and EBITDA margin growth Increase in regional volumes for our products Decline in regional cement prices reflects competitive dynamics in the Philippines and Egypt Activity in the Philippines impacted by lockdown in Luzon during March and stoppage of Solid plant Egypt and Israel with favorable performance during the quarter with no significant COVID-19 impact so far Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates Millions of U.S. dollars

1Q20 Results

EBITDA growth led by improved consolidated prices and “A Stronger CEMEX” savings EBITDA variation Millions of U.S. dollars -2%

Free cash flow: lower investment in working capital Average working capital days Millions of U.S. dollars

Bolstered liquidity position by drawing down revolving credit facility and other credit lines Total debt as of 1Q20 Total debt as of Free cash flow deficit in 1Q20 Proceeds from divestments1 Debt plus perpetuals variation Millions of U.S. dollars 1 Proceeds from the divestment of Kentucky Cement Plant and related assets in the US for US$499M

Average life of debt: 4.3 years Healthy consolidated debt maturity profile Total debt excluding perpetual notes as of March 31, 2020: US$11,701 million Fixed Income Other bank debt 2017 Facilities Agreement Leases Millions of U.S. dollars

2020 Outlook

2020 guidance1 1 Reflects CEMEX’s current expectations 2 Including perpetual and convertible securities Energy cost per ton of cement produced (6%) to (4%) Capital expenditures ~US$700 million in total Cash taxes ~US$200 million Cost of debt2 Increase of US$25 to US$50 million

Appendix

Consolidated volumes and prices Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates

Additional information on debt and perpetual notes Currency denomination Interest rate3 Millions of U.S. dollars 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April and November 2019 3 Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million

Additional information on debt Total debt1 by instrument Millions of U.S. dollars 1 Includes leases, in accordance with IFRS

1Q20 volume and price summary: selected countries Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

Definitions 3M20 / 3M19 Results for the first three months of the years 2020 and 2019, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation